Exhibit 2.1

Execution Copy

PURCHASE AND SALE AGREEMENT

by and between

OPTIS UP HOLDINGS, LLC

and

UNWIRED PLANET, INC.

dated as of

6 APRIL 2016

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of 6 April 2016 (this “Agreement”), by and between Optis UP Holdings, LLC, a Delaware limited liability company (the “Purchaser”), and Unwired Planet, Inc., a Delaware corporation (the “Seller”). Capitalized terms used without definition have the respective meanings given to them in Section 8.14.

RECITALS

Upon the terms and subject to conditions in this Agreement, the Purchaser desires to purchase and the Seller desires to sell all of the outstanding capital stock of Unwired Planet IP Holdings, Inc., a Delaware corporation (“Sub 1”), and all of the outstanding membership interests of Unwired Planet IP Manager, LLC, a Delaware limited liability company (“Sub 2” and together with Sub 1, the “Holding Companies”) (collectively, the “Transactions”).

The Holding Companies own all of the outstanding membership interests of Unwired Planet, LLC, a Nevada limited liability company (“UPLLC”), and UPLLC owns all of the outstanding shares of Unwired Planet International Limited, an Irish company limited by shares (“Unwired Planet Ireland” and together with Sub 1, Sub 2 and UPLLC, the “Unwired Planet Companies”).

Concurrent with the execution of this Agreement, the Purchaser delivered to the Seller the consent (the “Ericsson Consent”) of Telefonaktiebolaget L M Ericsson (publ), a company duly established under the Laws of Sweden, with registration number 556016-0680, having its registered office at SE-164 83 Stockholm, Sweden (“LME”), and Cluster LLC, a Delaware limited liability company (“E Sub”), to the Transactions.

Concurrent with the execution of this Agreement, the Seller delivered to the Purchaser the consent (the “Noteholder Consent”) of the holders of the Seller’s Senior Secured Notes due 2019 under the terms of the Seller’s Indenture, dated June 28, 2013, as amended by the First Supplemental Indenture, dated December 23, 2015, to the Transactions.

Concurrent with the execution of and delivery of this Agreement, and as a condition and inducement to the Seller’s willingness to enter into this Agreement, PanOptis Holdings, LLC has delivered to the Seller an Equity Commitment and Funding Agreement, dated as of the date of this Agreement, with respect to the obligations of the Purchaser under this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual promises in this Agreement, the parties, intending to be legally bound, agree as follows:

1.	THE TRANSACTIONS.

1.1	Purchase and Sale. Subject to the satisfaction or waiver of the conditions in Article 5, the Purchaser agrees to purchase and the Seller agrees to sell:

(a)	All of outstanding shares of common stock, par value $0.001 per share, of Sub 1 (100 shares), free and clear of all Liens;

(b)	All of the outstanding membership interests of Sub 2, free and clear of all Liens; and

(c)	All of the assets listed in Section 1.1(c) of the Seller Disclosure Letter delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement (the “Seller Disclosure Letter”) shall have been transferred to UPLLC prior to the date of this Agreement.

(d)	All of the Contracts listed in Section 1.1(d) of the Seller Disclosure Letter shall be transferred and assigned to Seller prior to the date of this Agreement.

In no event shall any Tax assets or cash owned by the Seller be transferred to the Purchaser.

1.2	Consideration. The aggregate purchase price for the Transactions shall be $40,000,000 less the EIP Amount (the “Purchase Price”). Subject to the satisfaction or waiver of the conditions in Article 5, at the closing of the Transactions (the “Closing”), the Purchaser shall deliver by wire transfer of immediately available funds $30,000,000 less the EIP Amount, to the account of the Seller in Section 1.2 of the Seller Disclosure Letter. On the second anniversary of the Closing Date, the Purchaser shall deliver by wire transfer of immediately available funds $10,000,000 (the “Holdback Amount”) less the amount of all Losses that pursuant to the terms of Article 7 has been duly setoff against the Holdback Amount or duly reserved for setoff against the Holdback Amount to the account of the Seller in Section 1.2 of the Seller Disclosure Letter. Subject to applicable Law, the Seller will cooperate with the Purchaser in allocating for Tax purposes the Purchase Price in the manner reasonably requested by the Purchaser.

1.3	Closing. Subject to the satisfaction or waiver of the conditions in Article 5, the Closing will take place at 09:00, local time, on a date to be mutually agreed by the parties, which shall be no later than three Business Days after satisfaction or waiver of all of the conditions in Article 5 (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Lidji Dorey & Hooper, 500 North Akard Street, Suite 3500, Dallas, Texas 75201, unless another time, date or place is agreed to in writing by the parties. Midnight on the date on which the Closing actually occurs is the “Closing Date”.

1.4	Further Assurances.

(a)	Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions contemplated by this Agreement.

(b)	If requested by the Purchaser, the Seller will make necessary Tax filings to enable the Purchaser to treat the acquisition of Sub 1 as an acquisition of assets under Section 336(e) of the Internal Revenue Code of 1986 (the “Code”).

2.	THE PURCHASER’S REPRESENTATIONS AND WARRANTIES. The Purchaser represents and warrants to the Seller that as of the date hereof:

2.1	Organization, Standing and Authority. The Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and the Purchaser has all requisite power and lawful authority to own, lease and operate its business and assets.

2.2

Authorization and Binding Obligation. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder and consummation by the Purchaser of the Transactions has been duly authorized by all necessary actions on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the

Purchaser in accordance with its terms except to the extent limited by general principles of equity and by bankruptcy, insolvency or similar Laws and general equitable principles affecting the rights of creditors generally (the “Enforceability Exceptions”).

2.3	Absence of Conflicts. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement and consummation by the Purchaser of the Transactions (a) do not conflict with the Purchaser’s organizational or governing documents and (b) do not conflict with, result in a breach or violation of, or constitute a default under any Order applicable to the Purchaser. No Consent is required in connection with the execution and delivery of this Agreement by the Purchaser, the performance of its obligations hereunder or the consummation of the Transactions.

2.4	Legal Actions. There are no Legal Actions in progress, pending or, to the Purchaser’s knowledge, threatened by or against the Purchaser or any of its Affiliates that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions. To the Purchaser’s knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Legal Action.

2.5	No Broker. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions for which the Seller could become liable for.

2.6	Availability of Funds. The Purchaser or PanOptis Holdings, LLC has, as of the date of this Agreement, and at all times up through the Closing shall have, sufficient funds to enable the Purchaser to consummate the Transactions and to satisfy its obligations hereunder, including payment of the Purchase Price and fees and expenses relating to the Transactions. The Purchaser acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding the Purchaser’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

2.7	Solvency. The Purchaser is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of the Unwired Planet Companies. Immediately following the Closing after giving effect to the Transactions, the Purchaser will not have been rendered insolvent.

2.8	Investigation.

(a)

The Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Unwired Planet Companies. In entering into this Agreement, the Purchaser has relied solely upon its own investigation and analysis, and the Purchaser acknowledges that, except for the representations and warranties of the Seller expressly set forth in Article 3 (including the Seller Disclosure Letter) or Section 4.10(c) to which the Purchaser is expressly relying upon, none of the Seller or any of the Unwired Planet Companies nor any of their respective Representatives makes any other representation or warranty, either express or implied, on behalf of the Seller. Without limiting the generality of the foregoing, none of the Seller or any of the Unwired Planet Companies, any of their respective Representatives, or any other Person has made a representation or warranty to the Purchaser with respect to (a) any projections, estimates or budgets for the Unwired Planet Companies or (b) any material, documents or information relating to the Seller or any of the Unwired Planet Companies made available to the Purchaser or its Representatives in any “data room,”

confidential memorandum, other offering materials or otherwise, except as expressly set forth in Article 3 (including the Seller Disclosure Letter) or Section 4.10(c).

(b)	In connection with the Purchaser’s investigation of the Unwired Planet Companies, the Purchaser has received from the Seller and its Representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of the Unwired Planet Companies and certain business plan information of the Unwired Planet Companies. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that the Purchaser is familiar with such uncertainties, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that the Purchaser and its Representatives shall have no claim against any Person with respect thereto. Accordingly, the Purchaser acknowledges that, without limiting the generality of this Section 2.8, none of the Seller, any Unwired Planet Company or any Person acting on behalf of the Seller or any Unwired Planet Company has made any representation or warranty with respect to such projections and other forecasts and plans.

3.	THE SELLER’S REPRESENTATIONS AND WARRANTIES. Except as set forth in the Seller Disclosure Letter, the Seller represents and warrants to the Purchaser that as of the date hereof:

3.1	Organization, Standing and Authority.

(a)	The Seller and each Unwired Planet Company is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and the Seller and each Unwired Planet Company has all requisite power and lawful authority to own, lease and operate its business and assets as now conducted.

(b)	The Seller and each Unwired Planet Company is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect.

3.2	Authorization and Binding Obligation. Except for the Stockholder Approval (as defined in Section 3.8), the execution and delivery of this Agreement by the Seller and the performance of the Seller’s obligations hereunder and the consummation by the Seller of the Transactions do not require the approval or consent of any stockholder, member or manager of the Seller or any Unwired Planet Company and have been duly authorized by all necessary actions on the part of the Seller and each Unwired Planet Company. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except to the extent limited by the Enforceability Exceptions.

3.3	Absence of Conflicts. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the Transactions (a) do not conflict with the Seller’s or any Unwired Planet Company’s organizational or governing documents and (b) do not conflict with, result in a breach or violation of, or constitute a default under any Order applicable to the Seller or any Unwired Planet Company. Except for the Consents described in Section 3.3 of the Seller Disclosure Letter, no Consent is required in connection with the execution and delivery of this Agreement by the Seller, the performance of its obligations hereunder or the consummation of the Transactions.

3.4	Legal Actions. There are no Legal Actions in progress, pending or, to the Seller’s knowledge, threatened by or against the Seller, any of the Unwired Planet Companies or any of their respective Affiliates that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions, and to the Seller’s knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Legal Action.

3.5	Business and Operations.

(a)	(i) UPLLC is a Nevada limited liability company formed by the Seller on September 13, 2012, and is owned ninety-five percent by Sub 2 and five percent by Sub 1. Sub 1 is a Delaware corporation formed by the Seller on September 13, 2012, and Sub 2 is a Delaware limited liability company formed by the Seller on September 13, 2012 and each is wholly-owned by the Seller. Unwired Planet Ireland is a wholly-owned Subsidiary of UPLLC and the only Subsidiary of UPLLC. Except for owning the interests in UPLLC and in the case of Sub 2, managing UPLLC, neither Sub 1 nor Sub 2 (A) has conducted any other business, operations or activities, (B) owns any other assets or properties or (C) has any liabilities or obligations of any kind or is a party to or bound by any Contract, other than the Master Sale Agreement and the Ancillary Agreements (as defined in the Master Sale Agreement) to which it is a party. The Seller has made available to the Purchaser true correct and complete copies of the organizational documents (as currently in effect) and the minute books of each Unwired Planet Company. No Unwired Planet Company is in violation of its organizational documents as currently in effect.

(ii) All of the shares of Sub 1, the membership interests of Sub 2 and UPLLC, and the equity interests of Unwired Planet Ireland are owned beneficially and of record, directly or indirectly, by the Seller free and clear of Liens (other than Liens in favor of E Sub), and were issued in compliance with all applicable Laws and no shares, membership interests or other equity interests of any of the Unwired Planet Companies were issued in violation of any agreement, arrangement or commitment to which the Seller or any Unwired Planet Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. Except for the 100 outstanding shares of Sub 1, 100% of the outstanding membership interests of Sub 2, the 100 outstanding membership interests of UPLLC, and the 1,000 outstanding equity interests of Unwired Planet Ireland, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock, membership interests or other equity interests of any of the Unwired Planet Companies or obligating any of the Unwired Planet Companies to issue or sell any shares of capital stock, membership interests or other equity interests of, or any other interest in, any of the Unwired Planet Companies, other than in favor of E Sub under the terms of the Ancillary Agreements. No Unwired Planet Company has any outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the capital stock, membership interests or other equity interests of any of the Unwired Planet Companies, other than in favor of E Sub under the terms of the Ancillary Agreements.

(iii) Except for owning the Patents, commencing and conducting the business of licensing and enforcing rights under the Patents and the Legal Actions with respect to the Patents and infringement thereof and the incurrence of expenses in connection therewith, or as otherwise described on Section 3.5(b) or Section 3.5(g) of the Seller Disclosure Letter, (A) since its formation UPLLC has conducted no other business, operations or activities and owns no other assets or properties and (B) since January 1, 2013, Unwired Planet Ireland has conducted no other business, operations or activities and owns no other assets or properties.

(b)	Section 3.5(b) of the Seller Disclosure Letter contains a true, complete and correct copy of the unaudited consolidated balance sheet of UPLLC as of 29 February 2016 (the “Interim Balance Sheet”), which has been prepared in conformity with GAAP applied on a consistent basis, subject to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes that, if presented, would not differ materially from those presented in audited financial statements, and fairly presents the financial position of UPLLC in all material respects as of the date thereof. The Unwired Planet Companies have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except (a) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the date of the Interim Balance Sheet, (b) those which are incurred under any Material Contract and (c) those which have been incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet and which are not, individually or in the aggregate, material in amount; provided, however, that no liability of any of the Unwired Planet Companies that may arise from the settlement of the Intercompany Rec/Pay set forth in the Interim Balance Sheet in the amount of $25,499,235 shall be deemed to have been incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet.

(c)	(i) Section 3.5(c) of the Seller Disclosure Letter lists all Patents owned by any Unwired Planet Company (A) as of the date of this Agreement and (B) solely to the extent the ownership or exclusive license was transferred pursuant to the Master Sale Agreement. Section 3.5(c) of the Seller Disclosure Letter also lists all other Intellectual Property and domain names owned by or exclusively licensed to any Unwired Planet Company as of the date of this Agreement. The Patents set forth on Section 3.5(c) of the Seller Disclosure Letter represent all of the Patents acquired by the Unwired Planet Companies pursuant to the Master Sale Agreement and no Unwired Planet Company owns or has any exclusive license to any other Patents. Immediately prior to the consummation of the Transactions, one of the Unwired Planet Companies is the rightful owner of the Patents set forth on Section 3.5(c) of the Seller Disclosure Letter solely to the extent the ownership or exclusive license was transferred pursuant to the Master Sale Agreement and (1) to the knowledge of the Seller, subject to the rights retained by any inventor of any LME Specified Patent (as defined in the Master Sale Agreement) included on Section 3.5(c) of the Seller Disclosure Letter under applicable Law who otherwise assigned all of such inventor’s right, title and interest in such LME Specified Patent to LME or one of its Affiliates (or any predecessor-in-interest thereto), no such LME Specified Patent is jointly owned with any third party and (2) subject to the rights retained by any inventor of any UP Assigned Patent (as defined in the Master Sale Agreement) included on Section 3.5(c) of the Seller Disclosure Letter under applicable Law who otherwise assigned all of such inventor’s right, title and interest in such UP Assigned Patent to the Seller or the predecessor-in-interest to the Seller, no such UP Assigned Patent is jointly owned with any third party. The UP Assigned Patents that were assigned to UPLLC pursuant to the UP Patent Contribution Agreement (as defined in the Master Sale Agreement) constituted all of the Patents owned or controlled by the Seller and its Affiliates as of the date of the Master Sale Agreement.

(ii) Each Patent set forth on Section 3.5(c) of the Seller Disclosure Letter is current as of the date of this Agreement as to any and all maintenance and prosecution fees owed to the applicable patent office or Governmental Authority for such Patent located anywhere in the world.

(d)	Section 3.5(d) of the Seller Disclosure Letter lists all pending Legal Actions as of the date of this Agreement to which any Unwired Planet Company is a party or by which any Unwired Planet Company’s assets are bound or to which any Unwired Planet Company’s directors, officers, members or managers are a party (in their capacity as such).

(e)	(i) Section 3.5(e) of the Seller Disclosure Letter lists, as of the date of this Agreement, all Liens on any asset of any Unwired Planet Company arising out of any Contract to which the

Seller or an Unwired Planet Company is a party and, except for the Liens described on Section 3.5(e) of the Seller Disclosure Letter, the execution and delivery of this Agreement by the Seller and the performance of its obligations hereunder do not and will not result in the incurrence of any Lien on the Patents listed on Section 3.5(c) of the Seller Disclosure Letter or any other asset of any of the Unwired Planet Companies as a result of any Contract entered into by the Seller in connection with the Transactions. The Seller represents that (1) using the list of company names set forth on Section 3.5(e) of the Seller Disclosure Letter (the “Named Entities”), to the knowledge of the Seller as of the consummation of the transactions under the Master Sale Agreement, LME provided all patent agreements that materially encumbered and materially adversely impacted UPLLC’s ability to derive value from the Ericsson Assigned Patents (as defined in the Master Sale Agreement) included on Section 3.5(c) of the Seller Disclosure Letter, taken as a whole, between LME or its Affiliates, on the one hand, and the Named Entities, on the other hand to the Third Party Reviewer (as defined in the Master Sale Agreement) and (2) the Seller provided to the Third Party Reviewer all agreements, between itself and its Affiliates, on the one hand, and any third party, on the other hand that, as of the consummation of the transactions under the Master Sale Agreement (A) materially encumber and materially adversely impact UPLLC’s ability to derive value from the UP Assigned Patents included on Section 3.5(c) of the Seller Disclosure Letter (taken as a whole or any material part thereof) or (B) materially encumber (or will materially encumber after the Closing) and materially adversely impact (or will materially adversely impact after the Closing) UPLLC’s ability to derive value from the Ericsson Assigned Patents as a consequence of the execution by the Seller of either the Master Sale Agreement or this Agreement.

(ii) For purposes of this Section 3.5(e), (1) none of the following licenses or rights shall be deemed, individually or in the aggregate, to be material Liens on the Ericsson Assigned Patents included on Section 3.5(c) of the Seller Disclosure Letter: any license or right to any Ericsson Assigned Patents granted (A) by operation or Law or equity, (B) implicitly, (C) through the sale or other transfer of products or services, (D) by or through a third party, including grants from a standards organization or licenses to any of the Ericsson Assigned Patents, (E) under or in connection with any joint venture or joint research, development, marketing or sales agreement with any Person or (F) to any Person other than the Named Entities and (2) the Seller shall have no liability of any kind for any inaccuracy or breach of the representation set forth in this Section 3.5(e) with respect to (A) the Ericsson Assigned Patents included on Section 3.5(c) of the Seller Disclosure Letter as a result of or arising from any change after the consummation of the transactions under the Master Sale Agreement in any applicable Laws, rules or regulations of, or any commitments to, any Governmental Authority or standard setting body (including 3GPP, ETSI and ARIB), or interpretations applicable thereto or (B) the UP Assigned Patents included on Section 3.5(c) of the Seller Disclosure Letter as a result of or arising from commitments to any standard setting body.

(f)	Section 3.5(f) of the Seller Disclosure Letter contains a true, correct and complete copy of the disclosure provided by LME and E Sub to the Seller with respect to Liens on Patents contributed by LME to UPLLC. Prior to Closing, except as set forth in, or permitted by, the LME Patent Assignment Agreement, the UPLLC License, any other Ancillary Agreement (as such terms are defined in the Master Sale Agreement) or the Ericsson Consent, the Seller has not granted any license, release or covenant not to sue or assert under any of the Patents included on Section 3.5(c) of the Seller Disclosure Letter to LME, any of its Affiliates or any other Person, and neither LME, the Seller nor any of their respective Affiliates will as of the Closing Date retain any rights under any of the Patents included on Section 3.5(c) of the Seller Disclosure Letter.

(g)	(i) Section 3.5(g) of the Seller Disclosure Letter lists each Material Contract to which an Unwired Planet Company is a party or by which its assets are bound as of the date of this

Agreement. Each Material Contract is valid and binding on the Unwired Planet Company that is a party thereto in accordance with its terms and is in full force and effect. None of the Unwired Planet Companies or, to the Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser. Except with respect to any Excluded Matter, the contracts listed in Section 3.5(g) of the Seller Disclosure Letter constitute all Contracts of the Seller that are material to the Unwired Planet Companies and necessary, useful or ancillary to the business of the Unwired Planet Companies as currently conducted.

(ii) Section 3.5(g) of the Seller Disclosure Letter lists each Contract under which the Unwired Planet Companies receive any payments, fees, revenues or other amounts or consideration of any kind, including under Patent licenses, covenants not to assert, releases from past infringement, technology licenses and Patent sales, transfers, assignments, settlements, arbitrations, litigations, other enforcement actions or any other activities of the Unwired Planet Companies.

(h)

All Tax Returns required to be filed on or before the Closing Date by the Unwired Planet Companies have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All Taxes due and owing by the Unwired Planet Companies (whether or not shown on any Tax Return) have been, or will be, timely paid. The Unwired Planet Companies have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law. No claim has been made by any Governmental Authority that has not been resolved in any jurisdiction where the Unwired Planet Companies do not file Tax Returns that any of the Unwired Planet Companies is, or may be, subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Unwired Planet Companies. All Tax deficiencies asserted, or Tax assessments made, against the Unwired Planet Companies as a result of any examinations by any Governmental Authority have been fully paid. The Unwired Planet Companies are not a party to any Legal Actions by any Governmental Authority with respect to Taxes. There are no pending or to the knowledge of the Seller threatened Legal Actions by any Governmental Authority with respect to Taxes. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Unwired Planet Companies. The Unwired Planet Companies are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement. No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Governmental Authority with respect to the Unwire Planet Companies. The Unwired Planet Companies have no Liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor. The Unwired Planet Companies are not, and have not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4. Section 3.5(h) of the Seller Disclosure Letter sets forth all foreign jurisdictions in which the Unwired Planet Companies are subject to Tax, are engaged in business or have a permanent establishment. The Unwired Planet Companies have not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. The Unwired Planet Companies

have not transferred an intangible asset, the transfer of which would be subject to the rules of Section 367(d) of the Code. The Unwired Planet Companies will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of: (A) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) an installment sale or open transaction occurring on or prior to the Closing Date; (C) a prepaid amount received on or before the Closing Date; (D) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or (E) any election under Section 108(i) of the Code.

(i)	Upon consummation of the Transactions, (A) the Purchaser will own all of the outstanding equity interests in each Holding Company free and clear of Liens (other than Liens incurred by or suffered to exist by the Purchaser or its Affiliates), (B) all of the outstanding equity interests in UPLLC will be owned by the Holding Companies free and clear of all Liens (other than Liens incurred by or suffered to exist by the Purchaser or its Affiliates) and (C) all of the outstanding equity interests in Unwired Planet Ireland will be owned by UPLLC free and clear of all Liens (other than Liens incurred by or suffered to exist by the Purchaser or its Affiliates, or Liens in favor of E Sub).

(j)	Section 3.5(j) of the Seller Disclosure Letter contains a true, correct and complete list of all persons who are employees, independent contractors or consultants of any Unwired Planet Company as of the date hereof, including any employee who is on leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (A) name; (B) title or position (including full or part time); (C) hire date; (D) current annual base compensation rate; (E) commission, bonus or other incentive-based compensation; and (F) a description of the fringe benefits provided to such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Unwired Planet Companies for services performed on or prior to the date hereof have been paid in full (or accrued in full on the Interim Balance Sheet and there are no outstanding agreements, understandings or commitments of any Unwired Planet Company with respect to any compensation, commissions or bonuses. All officers, directors, and managers of each of the Unwired Planet Companies are set forth on Section 4.7 of the Seller Disclosure Letter. The Unwired Planet Companies are and have been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Unwired Planet Companies, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Unwired Planet Companies as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Unwired Planet Companies classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Legal Actions against the Unwired Planet Companies pending, or to the Seller’s knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Unwired Planet Companies, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

(k)	Each of the Unwired Planet Companies has complied, and is now complying, in all material respects, with all Laws applicable to it or its business, properties or assets. All material Permits required for the Unwired Planet Companies to conduct their business have been obtained and are valid and in full force and effect. All fees and charges with respect to such material Permits as of the date hereof have been paid in full. Section 3.5(k) of the Seller Disclosure Letter lists all current material Permits issued to the Unwired Planet Companies, including the names of the material Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

(l)	From the date of the Interim Balance Sheet to the date of this Agreement, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to any Unwired Planet Company, any: (A) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) event, occurrence or development that would be prohibited by Section 4.1 if taken after the date of this Agreement.

(m)	Except with respect to any of the Excluded Matters, (A) the Intellectual Property, furniture, equipment and other items of tangible personal property currently owned or licensed by the Unwired Planet Companies, together with all other assets and properties of the Unwired Planet Companies, are sufficient for the continued conduct of the business of the Unwired Planet Companies after the Closing in substantially the same manner as conducted prior to Closing and (B) constitute all of the rights, property and assets necessary to conduct the business of the Unwired Planet Companies as currently conducted.

(n)	(i) The Unwired Planet Companies do not own any real property. The Unwired Planet Companies have good and valid title to, or a valid leasehold interest in, all real and personal property and other assets (excluding any Intellectual Property, which is addressed in Sections 3.5(c) and (e)) reflected in the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet. All such properties and assets (including leasehold interests) are free and clear of Liens except for the following: (A) Liens for Taxes not yet due and payable and (B) mechanics, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Unwired Planet Companies.

(ii) Section 3.5(n)(ii) of the Seller Disclosure Letter lists (A) the street address of each parcel of real property leased by the Unwired Planet Companies; and (B) the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property. The Seller has delivered or made available to the Purchaser true, complete and correct copies of all leases affecting the leased real property. None of the Unwired Planet Companies is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased real property.

(o)

Section 3.5(o) of the Seller Disclosure Letter contains a true and complete list of each Benefit Plan that will remain in effect with respect to any Unwired Planet Company as of the Closing Date. With respect to each such Benefit Plan, The Seller has made available to the Purchaser accurate, current and complete copies of each Benefit Plan. Each Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to the Purchaser or any of Unwired Planet Companies other than ordinary administrative expenses typically incurred in a termination event. The Unwired Planet Companies have no commitment or obligation and have not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise. No Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and none of the Unwired Planet Companies has any liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits. There is no pending or, to the Seller’s knowledge, threatened Legal Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority, except for any such matter that would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect.

(p)	The minute books and stock/membership interest record books of the Unwired Planet Companies, all of which have been made available to the Purchaser, are complete and correct. The minute books of the Unwired Planet Companies contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, members, board of directors, managers and any committees of the board of directors or managers of the Unwired Planet Companies, as the case may be, and no meeting, or action taken by written consent, of any such stockholders, members, board of directors, managers or committees has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be delivered to the Purchaser. Section 3.5(p) of the Seller Disclosure Letter contains a list of all the bank and securities accounts and safe deposit boxes of the Unwired Planet Companies and the names of the individuals having signature authority with respect thereto or access thereof.

3.6	No Broker. The Seller has no any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions for which the Purchaser or any Unwired Planet Company could become liable for.

3.7	Solvency. The Seller is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Seller or of any of the Unwired Planet Companies. Immediately following the Closing after giving effect to the Transactions, the Seller will not have been rendered insolvent.

3.8	Vote Required. The only vote of stockholders of the Seller or any Unwired Planet Company required to consummate the Transactions is the approval by a majority of the outstanding shares of common stock, par value $0.0001 per share, of the Seller, of (a) the Transactions and (b) the change of the Seller’s corporate name in an amendment of its certificate of incorporation (the “Stockholder Approval”).

3.9	Board Recommendation. The board of directors of the Seller has resolved to recommend that the stockholders of the Seller approve the Transactions and the change of the Seller’s corporate name, and that recommendation has not been rescinded, modified or amended as of the date of this Agreement.

4.	COVENANTS.

4.1	Conduct of Business. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, the Seller shall and shall cause the Unwired Planet Companies to (a) conduct their business in the ordinary course of business consistent with past practice and (b) use reasonable best efforts to maintain, preserve intact and enhance their current organization, business, goodwill, value, future prospects and all business relationships for the benefit of the Purchaser. In furtherance of (and without limiting) the foregoing covenant, except as provided in this Agreement, to the fullest extent permitted under applicable Law or Contract, from the date hereof until the earlier of the Closing Date or the termination of this Agreement, the Seller shall and shall cause the Unwired Planet Companies to:

(a)	use commercially reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers, counsel, licensors, licensees, and others having business dealings with them;

(b)	maintain their working capital (including paying payables and collecting receivables), incur and discharge their obligations in a manner no worse than the ordinary course of business consistent with past practice;

(c)	assure that each of their Contracts entered into on, or after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Transactions;

(d)	not cause or permit any amendments to its organizational documents;

(e)	not declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any of their respective capital stock or membership interests, or split, combine or reclassify any of their respective capital stock or membership interests or issue or authorize the issuance of any securities, including in respect of, in lieu of or in substitution for shares of their capital stock or membership interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of their capital stock or membership interests;

(f)	not enter into any Material Contract, or amend or otherwise modify or waive in any material respect any of the terms of any Material Contracts;

(g)	not hire any employees or engage any consultants or enter into, or extend the term of, any employment or consulting agreement with any Person;

(h)	not make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances other than advances for business expenses or litigation costs;

(i)	not transfer or license to any Person any rights to any Intellectual Property;

(j)	not sell, lease, license or otherwise dispose of or encumber any of its properties or assets;

(k)	not pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than (i) arising in the ordinary course of business and not in violation of this Agreement and (ii) payment, discharge or satisfaction of liabilities when due of all such items reflected or fully provided for in the Interim Balance Sheet;

(l)	not make any capital expenditures or commitments, capital additions or capital improvements;

(m)	maintain the amount or scope of any insurance coverage provided by existing insurance policies;

(n)	not adopt or amend any Benefit Plan or amend any compensation, benefit, entitlement, grant or award provided or made under any such Benefit Plan, except in each case as required by applicable Law or as necessary to maintain the qualified status of such plan under the Code;

(o)	not increase the salaries or wage rates of its employees or grant any severance or termination pay to any Person;

(p)	adopt or change any accounting method in respect of Taxes, file any material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of a material amount of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(q)	prosecute or otherwise protect the Patents in a manner that is consistent with past practice;

(r)	not enter into any Contract or transaction in which any officer or non-employee director of the Seller or any Unwired Planet Company (or any member of the immediate family of such officer or director), has an interest under circumstances that would require disclosure under Item 404 of Regulation S-K if such provision were applicable to such company;

(s)	maintain all material Permits;

(t)	perform in all material respects all obligations under all Contracts relating to or affecting their properties, assets or business;

(u)	maintain their books and records in accordance with past practice;

(v)	comply in all material respects with all applicable Laws;

(w)	not incur any indebtedness, guarantee any indebtedness of any Person or suffer to exist or incur any Lien (other than Liens existing as of the date of this Agreement);

(x)	maintain the properties and assets owned, operated or used by the Unwired Planet Companies in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(y)	not settle any pending Legal Action, including any Legal Action set forth in Section 3.5(d) of the Seller Disclosure Letter, or initiate any other Legal Action in respect of the unauthorized infringement of the assets of the Unwired Planet Companies; and

(z)	except as set forth on Section 4.1(z) of the Seller Disclosure Letter, not to pay any obligation of the Seller, including under the terms of any Contract between the Seller and any Unwired Planet Company, notwithstanding any other term or provision of this Agreement.

The Seller may request a waiver of any of the restrictions in Section 4.1(b) to Section 4.1(z) and the Purchaser shall respond to any such request within sixty days after its receipt of any such request.

4.2	Access to Information. Until the earlier of the Closing Date or the termination of this Agreement, each party will afford the other party and its Representatives, reasonable access to its properties, personnel, advisors, books and records in order that they may have the opportunity to make such investigations as they may desire of the affairs of the disclosing party. Each party will cause its officers, employees, consultants, accountants and counsel to furnish additional financial and operating data and other information and respond to such inquiries as the other party and its Representatives may, from time to time, reasonably request. Each party will promptly notify the other party of any event (the occurrence or non-occurrence of which) is likely to cause any of its representations and warranties to be untrue, constitutes a breach of any of its covenants in this Agreement or is likely to cause any condition in Article 5 not to be satisfied on a timely basis. Notwithstanding any of the foregoing, nothing herein shall require the Seller of any of the Unwired Planet Companies to disclose any information to the Purchaser if such disclosure would, in the reasonable judgment of the Seller, (i) cause significant competitive harm to the Seller or any of the Unwired Planet Companies if the Transactions are not consummated, (ii) violate applicable Law or the provisions of any agreement to which the Seller or any Unwired Planet Company is a party as of the date of this Agreement (as long as the Seller has used commercially reasonable efforts to obtain the consent of the other party to the agreement), or (iii) constitute a waiver of the attorney-client or other privilege held by the Seller or any of the Unwired Planet Companies.

4.3	Reasonable Efforts. Each party will (and will cause its Subsidiaries and Affiliates to) use commercially reasonable efforts to do, or cause to be done, all things necessary or advisable to consummate the Transactions (including satisfying the conditions in Article 5) as soon as practicable, including (a) preparing and filing as promptly as practicable all documentation to obtain all necessary Permits and other documents and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any third party or Governmental Authority in order to consummate the Transactions, (b) taking all commercially reasonable steps to obtain such Permits and Consents, (c) making all deliveries listed in Section 5.2(h) and Section 5.3(d) of the Seller Disclosure Letter, (d) terminating all intercompany Contracts between the Seller and any Unwired Planet Company and (e) not taking any action which could be expected to have the effect of preventing or delaying the consummation of the Transactions; provided that such commercially reasonable efforts will not include payment of a fee or agreeing to amend or modify any Contract to obtain a Consent in a manner that is less favorable to such party than prior to the amendment or modification, other than Purchaser making the required payment under the Ericsson Consent. The Purchaser shall not take any action that could result in its representation provided in Section 2.7 to fail to be true in any respect.

4.4	Publicity. The initial press release by the Seller with respect to the execution of this Agreement has been approved by the Purchaser. Thereafter, neither the Purchaser nor the Seller (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Transactions without the prior review and approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any listing agreement, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before making any such public announcements; provided, that the Seller will not be required to obtain the prior approval of or consult with the Purchaser in connection with any such press release or public announcement if the Seller’s board of directors has effected a Change of Recommendation (as defined in Section 4.11(d) upon compliance with the limitations on such changes in this Agreement.

4.5	Employees.

(a)	The Seller will use all commercially reasonable efforts to assist the Purchaser in hiring any employees of the Seller or any Unwired Planet Company that the Purchaser desires to employ. The Seller shall not be required to pay any money or other compensation under this provision. The Purchaser shall not be required to hire any employees of the Seller or continue employment of any employees of any Unwired Planet Company.

(b)	The Purchaser will not assume any Benefit Plan of the Seller or any Unwired Planet Company.

(c)	The Seller will be solely responsible for severance of any of its or the Unwired Planet Companies’ employees that the Purchaser does not retain as employees after the Closing.

(d)	If desired by the Purchaser, the Seller will facilitate the transfer of the Seller’s Contract with its professional employment organization to the Purchaser or the Unwired Planet Companies.

4.6	Notice of Certain Events.

(a)	From the date hereof until the Closing, the Seller shall promptly notify the Purchaser in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Seller hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 5.1 or Section 5.2 to be satisfied;

(ii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions;

(iii) any notice or other communication from any Governmental Authority in connection with the Transactions; and

(iv) any Legal Actions commenced or, to the Seller’s knowledge, threatened against, relating to or involving or otherwise affecting the Seller or any of the Unwired Planet Companies (including any transaction litigation brought by a stockholder of the Seller) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.5(d) or that relates to the consummation of the Transactions.

(b)	The Purchaser’s receipt of information pursuant to this Section 4.6 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Seller in this Agreement (including Section 6.1(d) and Section 7.1(a)) and shall not be deemed to amend or supplement the Seller Disclosure Letter.

4.7	Resignations. The Seller shall deliver to the Purchaser written resignations, effective as of the Closing Date, of the officers, directors, and managers of each of the Unwired Planet Companies set forth on Section 4.7 of the Seller Disclosure Letter.

4.8	Books and Records.

(a)	Following the Closing, the Purchaser shall and shall cause the Unwired Planet Companies to:

(i) retain the books and records (including personnel files) of the Unwired Planet Companies relating to periods prior to the Closing in a commercially reasonably manner; and

(ii) upon reasonable notice, afford the Representatives of the Seller access (including the right to make, at the Seller’s expense, photocopies and to copy computer files in native format), during normal business hours, to such books and records;

(b)	Following the Closing, the Seller shall:

(i) retain the books and records (including personnel files) of the Seller which relate to the Unwired Planet Companies and their operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of the Purchaser or the Unwired Planet Companies access (including the right to make, at the Purchaser’s expense, photocopies and to copy computer files in native format), during normal business hours, to such books and records;

(c)	Neither the Purchaser nor the Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 4.8 where such access would violate any Law.

4.9	Legal Matters.

(a)	To the extent permitted by applicable Law or Contract, until the earlier of the Closing or the termination of this Agreement, the Seller shall cause the Unwired Planet Companies to provide the Purchaser (i) the right to consent to any settlement of any pending Legal Action of the Unwired Planet Companies, (ii) notice of any material communication from any counter-party to any pending Legal Action of the Unwired Planet Companies and (iii) the right to consent to new Legal Actions in respect of the unauthorized infringement of the assets of the Unwired Planet Companies.

(b)	From and after the Closing, the Purchaser and the Unwired Planet Companies (i) shall provide all reasonable cooperation of the Unwired Planet Companies that is reasonably requested by the Seller in connection with any Legal Action and (ii) irrevocably waives any conflict arising out of the Seller’s retention or access to counsel for the Unwired Planet Companies.

(c)	If any Unwired Planet Company shall receive the amount of the security posted by the Seller as described in Section 4.9(c) of the Seller Disclosure Letter, the Purchaser shall cause the Unwired Planet Company that receives that amount to promptly pay it to the Seller.

(d)	The Seller shall discharge when due its obligations under the Settlement Agreement with McKool Smith, P.C. described in Section 4.9(d) of the Seller Disclosure Letter.

(e)	If there is a Microsoft Amount, the Seller shall pay one half of the Microsoft Amount to UPLLC within ten days of receipt of the Microsoft Amount.

(f)	The Purchaser shall cause the Unwired Planet Companies to enter into, at the Closing, a joint defense agreement with the Seller on terms reasonable acceptable to the Unwired Planet Companies with respect to the case referred to in Section 4.9(f) of the Seller Disclosure Letter.

4.10	Stockholder Meeting; Proxy Statement.

(a)	The Seller shall take all action reasonably necessary under applicable Law, its organizational documents and the rules and regulations of NASDAQ to call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Stockholder Meeting”) as soon as practicable following the date hereof for the purpose of obtaining the Stockholder Approval. Unless this Agreement has been terminated per Section 6.1, the Seller’s obligations under this Section 4.10 will not be affected by the commencement, public proposal, public disclosure or communication to the Seller of any Alternative Proposal or by the Seller’s board of directors effecting any Change of Recommendation.

(b)	In connection with the Stockholder Meeting, as soon as practicable after the date hereof (but, in any event, no later than fifteen calendar days following the date of this Agreement) the Seller shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement relating to the Transactions, the change of the Seller’s name and such other matters as the Seller’s board of directors deems advisable (the “Proxy Statement”) and furnish the information required to be provided to the stockholders of the Seller pursuant to the Delaware General Corporation Law and the Exchange Act. The Purchaser will provide the Seller with any information which may be reasonably requested by the Seller in order to effectuate the preparation and filing of the Proxy Statement per this Section 4.10 no later than ten calendar days following the date of this Agreement. The Purchaser and the Seller will each use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments from the SEC, and use all reasonable efforts to cause the Proxy Statement to be cleared for mailing under the Exchange Act as promptly as reasonably practicable after such filing. The Seller will notify the Purchaser promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Purchaser and the Seller, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of the Seller such amendment or supplement. Each party shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. The Proxy Statement shall include the recommendation of the Seller’s board of directors that the Seller’s stockholders approve the Transactions and the Seller’s name change (unless there has been a Change of Recommendation per Section 4.11(e)).

(c)	The Seller agrees that none of the information supplied or to be supplied, by or on behalf of the Seller or the Unwired Planet Companies for inclusion or incorporation by reference in the Proxy Statement, will, at the time the Proxy Statement or any amendment thereof or supplement thereto is first mailed to the stockholders of the Seller and at the time of the Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Stockholder Meeting any fact or event relating to the Seller or any of its Subsidiaries which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by the Seller or should occur, the Seller shall, promptly after becoming aware thereof, inform the Purchaser of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by the Seller with respect to statements made or incorporated by reference therein based on information supplied by the Purchaser for inclusion or incorporation by reference therein. The Seller agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(d)

The Purchaser agrees that none of the information supplied or to be supplied by or on behalf of the Purchaser for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement or any amendment thereof or supplement thereto is first mailed to the stockholders of the Seller and at the time of the Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Stockholder Meeting any fact or event relating to the Purchaser or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by the Purchaser or should occur, the Purchaser shall, promptly after becoming aware thereof, inform the Seller of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by the Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Seller or the Unwired Planet Companies for inclusion or incorporation by reference therein.

4.11	Board Recommendation; Alternative Proposals.

(a)	From and after the date of this Agreement until the earlier of the Closing or the date on which this Agreement is terminated, the Seller and its Subsidiaries will not, and will use their reasonable best efforts to cause their respective officers, directors, employees and other Representatives not to, directly or indirectly (i) initiate, solicit, or knowingly take any action to facilitate or encourage, or participate or engage in any negotiations, inquiries or discussions with respect to any Alternative Proposal, (ii) in connection with any potential Alternative Proposal, disclose or furnish any nonpublic information or data to any Person concerning the Seller’s business or properties or afford any Person other than the Purchaser or its Representatives access to its properties, books, or records, except as required by Law or pursuant to a governmental request for information, (iii) enter into or execute, or propose to enter into or execute, any agreement relating to an Alternative Proposal, or (iv) approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of any Alternative Proposal. From and after the date of this Agreement, the Seller will, and will direct its Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Alternative Proposal.

(b)	Notwithstanding anything to the contrary contained in this Agreement, if the Seller receives an Alternative Proposal that has not been solicited in violation of this Agreement, the Seller and its Representatives may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person (but only after any such Person enters into a customary confidentiality agreement with the Seller which may not provide for an exclusive right to negotiate with the Seller and may not restrict the Seller from complying with this Section 4.11) making such Alternative Proposal and their respective Representatives and potential sources of financing, if prior to the Stockholder Approval (i) the Seller’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person has submitted to the Seller an Alternative Proposal that is, or would reasonably be expected to lead to, a Superior Proposal and (ii) the Seller’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations or furnish such information, would reasonably be expected to be inconsistent with the fiduciary duties of the Seller’s directors under applicable Law. In addition, nothing herein shall restrict the Seller from complying with its disclosure obligations with regard to any Alternative Proposal under applicable Law; provided, that the foregoing shall not permit the board of directors of the Seller to make a Change of Recommendation except as permitted by Section 4.11(e).

(c)

The Seller will as promptly as reasonably practicable (and in any event within two days after receipt) notify the Purchaser of the receipt by the Seller of any Alternative Proposal. The Seller shall notify the Purchaser, in writing, of any decision of its board of directors as to whether to consider any Alternative Proposal or to enter into discussions or negotiations concerning any Alternative Proposal or to provide non-public information with respect to the Seller to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four hours after such determination was reached). The Seller will (i) provide the Purchaser with written notice setting forth all such information as is reasonably necessary to keep the Purchaser informed in all material respects of the status and material terms of any such Alternative Proposal and of any material amendments thereto (including negotiations contemplated by Section 4.11(b)), (ii) keep the Purchaser informed as promptly as practicable with respect to any changes to the material terms of an Alternative Proposal submitted to the Seller (and in any event within forty eight hours following any such changes), including by providing a copy of all written proposals relating to any Alternative Proposal, (iii) promptly (and in any event within forty eight hours) following the provision of any non-public information of the Seller to any such Person, provide such information to the Purchaser (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to the Purchaser and (iv) promptly (and in any event within twenty four hours of such determination) notify the Purchaser of any determination by the Seller’s board of directors that such Alternative Proposal constitutes a Superior Proposal.

(d)	Subject to Sections 4.11(e) and 4.11(f), unless and until this Agreement has been terminated per Section 6.1, neither the board of directors of the Seller nor any committee thereof shall, directly or indirectly, (i)(A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Purchaser, the approval or recommendation or declaration of advisability by the board of directors of the Seller or any such committee thereof of the Transactions or (B) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Alternative Proposal (any action described in clause (A) or (B) being referred to as a “Change of Recommendation”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Seller to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Alternative Proposal or (B) requiring it to abandon, terminate, or fail to consummate the Transactions.

(e)	Notwithstanding the foregoing, prior to the Stockholder Meeting, the Seller’s board of directors may, if the Seller’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Seller’s directors under applicable Law, make a Change of Recommendation, including to approve or recommend a Superior Proposal; provided, that:

(i) The Seller notifies the Purchaser that it intends to take such action, which notice must specify the reasons for taking such action and, if applicable, the material terms and conditions of such proposal (it being understood that any amendment to the financial terms or any other material term of any such proposal will require a new notice and a new three-day response period); and

(ii) The Purchaser shall not have proposed, within three Business Days after receipt of such notice from the Seller, to amend this Agreement to provide for terms which the board of directors of the Seller determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) to cause the Superior Proposal to no longer constitute a Superior Proposal, if applicable, or (B) if the proposed Change of Recommendation is not in response to a Superior Proposal, that the failure to make a Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Seller’s directors under applicable Law.

(f)	Nothing in this Agreement shall prohibit the board of directors of the Seller from (i) taking and disclosing to the stockholders of a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the stockholders of the Seller that the board of directors of the Seller determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable Law; provided, that the foregoing shall not permit the board of directors of the Seller to make a Change of Recommendation except as permitted by Section 4.11(e).

4.12	Tax Matters.

(a)	Without the prior written consent of the Purchaser, the Seller (and, prior to the Closing, the Unwired Planet Companies, their Affiliates and respective Representatives) shall not, to the extent it may affect, or relate to, the Unwired Planet Companies, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Purchaser or the Unwired Planet Companies in respect of any Post-Closing Tax Period. The Seller agrees that the Purchaser is to have no liability for any Tax resulting from any action of the Seller, the Unwired Planet Companies, their respective Affiliates or any of their respective Representatives, and agrees to indemnify and hold harmless the Purchaser (and, after the Closing Date, the Unwired Planet Companies) against any such Tax or reduction of any Tax asset.

(b)	All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions under this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Seller when due. The Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the Purchaser shall cooperate with respect thereto as necessary). The Purchaser shall take any reasonable steps available under Law requested by the Seller to avoid or reduce such Taxes and fees.

(c)

The Purchaser shall prepare, or cause to be prepared, all Tax Returns required to be filed by any of the Unwired Planet Companies after the Closing Date with respect to a Pre-Closing Tax Period (including a Straddle Period). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by the Purchaser to the Seller (together with schedules, statements and, to the extent requested by the Seller, supporting documentation) at least 30 days prior to the due date (including extensions) of such Tax Return. If the Seller objects to any item on any such Tax Return, it shall, within 10 days after delivery of such Tax Return, notify the Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Purchaser and the Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Purchaser and the Seller are unable to reach such agreement within 10 days after receipt by the Purchaser of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Purchaser and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by the Purchaser and the Seller. The preparation and filing of any Tax Return of any of the Unwired Planet Companies that does not relate to a Pre-Closing Tax Period (including a Straddle Period) shall be exclusively within the control of the Purchaser.

(d)	Any and all existing Tax sharing agreements (whether written or not) binding upon the Unwired Planet Companies shall be terminated as of the Closing Date. After such date neither any of the Unwired Planet Companies, the Seller nor any of the Seller’s Affiliates and their respective Representatives shall have any further rights or liabilities thereunder.

(e)	In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(i) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

(f)	The Purchaser and the Seller shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or a Straddle Period for which the Seller may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). The Purchaser shall control all Tax Matters. The Purchaser will provide the Seller with copies of all notices received with respect to any Tax Matter promptly upon receipt of such notice. The Seller may participate in any such Tax Matter at its own expense. If the Seller does not elect to participate in such Tax Matter, the Purchaser shall keep the Seller fully informed of all developments on a timely basis. The Purchaser shall not resolve any Tax Matter without the Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

5.	CONDITIONS.

5.1	Conditions to Each Party’s Obligation to Effect the Transactions. The obligations of the Purchaser and the Seller to consummate the Transactions are subject to the satisfaction (or waiver by the Purchaser and the Seller, if permissible under applicable Law) of the following conditions:

(a)	the Stockholder Approval shall have been obtained;

(b)	no Governmental Authority having jurisdiction over the Seller, the Unwired Planet Companies or the Purchaser shall have issued an Order or taken any other Legal Action enjoining or otherwise prohibiting consummation of the Transactions substantially on the terms contemplated by this Agreement;

(c)	the Noteholder Consent shall remain in full force and effect and no Legal Action with respect thereto shall have been commenced; and

(d)	no stop Order suspending the use of the Proxy Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC that have not been withdrawn.

5.2	Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transactions are subject to the satisfaction (or waiver by the Purchaser) of the following further conditions:

(a)	(i) each of the representations and warranties of the Seller (other than in Section 3.1, Section 3.2, Section 3.5(a)(ii), Section 3.5(g)(ii), Section 3.8 and Section 3.9) in Article 3 and Section 4.10(c) of this Agreement shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) each of the representations and warranties of the Seller contained in Section 3.1, Section 3.2, Section 3.5(a)(ii), Section 3.5(g)(ii), Section 3.8 and Section 3.9 shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period);

(b)	the Seller shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Closing;

(c)	all Consents, approvals or clearances listed in Section 3.3 of the Seller Disclosure Letter shall have been obtained;

(d)	all officers, directors, and managers of each of the Unwired Planet Companies set forth on Section 4.7 of the Seller Disclosure Letter shall have resigned effective as of the Closing;

(e)	all of the assets listed in Section 1.1(c) of the Seller Disclosure Letter shall continue to be owned by UPLLC and the Seller shall have all rights and obligations under the Contracts listed in Section 1.1(d) of the Seller Disclosure Letter;

(f)	all intercompany Contracts between the Seller and any Unwired Planet Company shall have been terminated as of the Closing Date;

(g)	the Purchaser shall have received a certificate signed by an authorized officer of the Seller (on behalf of the Seller and not in an individual capacity), dated as of the Closing Date, to the effect that the conditions in Section 5.2(a) and Section 5.2(b) have been satisfied;

(h)	the Seller shall have made each of the deliveries listed in Section 5.2(h) of the Seller Disclosure Letter; and

(i)	Since the date of this Agreement, there shall not have been any Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.3	Conditions to the Obligations of the Seller. The obligations of the Seller to consummate the Transactions are subject to the satisfaction (or waiver by the Seller) of the following further conditions:

(a)	each of the representations and warranties of the Purchaser set forth in Article 2 and Section 4.10(d) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct only as of such particular date or with respect to such specific period);

(b)	the Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by the Purchaser at or prior to the Closing;

(c)	the Seller shall have received a certificate signed by an authorized officer of the Purchaser (on behalf of the Purchaser and not in an individual capacity), dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions in Section 5.3(a) and Section 5.3(b) have been satisfied;

(d)	the Purchaser shall have made each of the deliveries listed in Section 5.3(d) of the Seller Disclosure Letter; and

(e)	the Ericsson Consent shall be in full force and effect and no Legal Action with respect thereto shall have been commenced.

5.4	Frustration of Closing Conditions. Neither the Purchaser nor the Seller may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition in Section 5.1, 5.2 or 5.3, as the case may be, to be satisfied if such failure was proximately caused by a material breach of this Agreement by such party.

6.	TERMINATION.

6.1	Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated (but the right to terminate this Agreement shall not be available to a party whose breach of its obligations under this Agreement is a proximate cause of the basis for termination under this Section 6.1 that the terminating party is relying upon) and the Transactions may be abandoned at any time prior to the Closing Date, whether before or after the Stockholder Approval:

(a)	by the mutual consent of the Purchaser and the Seller;

(b)	by either the Purchaser or the Seller:

(i) if the Closing shall not have occurred on or prior to 15 July 2016 (the “Termination Date”); provided that if the SEC shall not have cleared the Proxy Statement by 10 June 2106, then the Seller may extend the Termination Date to 31 July 2016; or

(ii) if any Governmental Authority having jurisdiction over the Purchaser, the Seller or an Unwired Planet Company shall have issued an Order or taken any other Legal Action, in each case, such that the condition in Section 5.1(b) would not be satisfied, and such Order or other Legal Action shall have become final and non-appealable; or

(iii) if the Stockholder Meeting shall have concluded without the Stockholder Approval having been obtained.

(c)	by the Seller:

(i) upon a breach of any covenant or agreement on the part of the Purchaser, or if any representation or warranty of the Purchaser shall be untrue, in any case such that the conditions in Section 5.3(a) or 5.3(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is curable by the Purchaser through the exercise of commercially reasonable efforts and the Purchaser continues to exercise such commercially reasonable efforts, the Seller may not terminate this Agreement under this Section 6.1(c)(i) unless the Purchaser has not cured such breach within 15 days;

(ii) after termination of the renegotiation period in Section 4.11(e)(ii), immediately prior to the Purchaser executing and delivering a definitive agreement embodying a Superior Proposal; or

(d)	by the Purchaser:

(i) upon a breach of any covenant or agreement on the part of the Seller, or if any representation or warranty of the Seller shall be untrue, in any case such that the conditions in Section 5.2(a) or 5.2(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided, that if such breach is curable by the Seller through the exercise of commercially reasonable efforts and the Seller continues to exercise such commercially reasonable efforts, the Purchaser may not terminate this Agreement under this Section 6.1(d)(i) unless the Seller has not cured such breach within 15 days; or

(ii) if the board of directors of the Seller shall have publicly disclosed a Change of Recommendation or approved or recommended a Superior Proposal.

6.2	Effect of Termination.

(a)	If this Agreement is terminated per Section 6.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 6.1(a)), and this Agreement shall forthwith become null and void, and there shall be no damages or liability on the part of the Seller and the Purchaser or their respective Representatives. Article 8, this Section 6.2 and the Non-Disclosure Agreement shall survive termination of this Agreement. Nothing in this Section 6.2 shall relieve the Purchaser or the Seller from liability for actual common law fraud or willful and intentional (with the intent of breaching this Agreement) breach of this Agreement prior to such termination.

(b)	The Seller shall pay $2,000,000 (the “Termination Amount”) by wire transfer within two Business Days following termination of this Agreement per Section 6.1(b)(iii), Section 6.1(c)(ii), Section 6.1(d)(i) or Section 6.1(d)(ii).

(c)

Notwithstanding anything to the contrary in this Agreement, the Purchaser’s right to receive payment of a fee under this Section 6.2 shall, in the circumstances in which such fee is owed per this Section 6.2, constitute the sole and exclusive remedy of the Purchaser and its Affiliates (and any other Person) against the Seller and its Affiliates and Representatives for any Losses arising out of or related to this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein and regardless of whether such breach is intentional, unintentional, willful or otherwise), the Transactions (or the abandonment thereof), the failure of the Closing to be consummated or in respect of any other agreement, document or theory of Law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise. Each party acknowledges that the covenants and agreements in this Section 6.2 are an integral part of the Transactions, and that without these covenants and agreements, the other party would not enter into this Agreement. All amounts not timely paid shall bear interest at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

7.	INDEMNIFICATION

7.1	Indemnification.

(a)	Subject to the limitations in this Article 7, the Seller shall indemnify and defend each of the Purchaser and its Affiliates (including the Unwired Planet Companies) and their respective Representatives and members (each of the foregoing, a “Purchaser Indemnified Person”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses arising out of, related to or otherwise by virtue of (i) any inaccuracy in or breach of any representation or warranty made by the Seller in this Agreement, the Seller Disclosure Letter, or any exhibit, schedule or certificate required to be delivered by the Seller to the Purchaser per this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), (ii) any breach of or default in connection with any covenant, agreement or obligation to be performed by the Seller pursuant to this Agreement, (iii) any unreimbursed out-of-pocket expenses incurred by any Unwired Planet Company in connection with the Transactions, (iv) all Taxes of the Unwired Planet Companies or relating to the business of the Unwired Planet Companies for all Pre-Closing Tax Periods, (v) all Engagement Arrangement Obligations or (vi) the post-Closing operation of the business of the Seller and its respective Subsidiaries (other than relating to any of the Unwired Planet Companies), including (x) all obligations for any severance paid or payable to any employee of the Seller or any Unwired Planet Company not taken by the Purchaser and all obligations associated with the winding down of the Seller’s office space in Reno, Nevada and (y) all obligations under the Leases notwithstanding the terms of the Assignment and Contribution Agreement.

(b)	Subject to the limitations in this Article 7, the Purchaser shall indemnify and defend each of the Seller and its Affiliates and their respective Representatives and stockholders (each of the foregoing, a “Seller Indemnified Person” and together with the Purchaser Indemnified Person, an “Indemnified Person”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses, arising out of, related to or otherwise by virtue of (i) any inaccuracy in or breach of any representation or warranty made by the Purchaser in this Agreement, or any exhibit, schedule or certificate required to be delivered by the Purchaser to the Seller per this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), (ii) any breach of or default in connection with any covenant, agreement or obligation to be performed by the Purchaser pursuant to this Agreement or (iii) the post-Closing operation of the business of the Unwired Planet Companies.

7.2	Limitations on Liability; Exclusive Remedy.

(a)	The Purchaser Indemnified Persons may not recover any indemnifiable Losses in respect of any claim for indemnification under Section 7.1(a)(i) unless and until indemnifiable Losses in respect of indemnification under Section 7.1(a)(i) have been incurred, paid or properly accrued in an aggregate amount greater than $500,000 (the “Threshold”). Once the Threshold has been exceeded, the Purchaser Indemnified Persons will be entitled to recover all indemnifiable Losses (i.e., from the first dollar of such Losses) up to $10,000,000 of Losses for which indemnification may be claimed under Section 7.1(a)(i) (the “Cap”); provided, however, that any Losses caused by the breach of any representation or warranty made by the Seller under Sections 3.5(a)(ii), 3.5(c)(i), 3.5(e)(i), 3.5(g)(ii) or 3.5(h) shall not be subject to the Cap, but shall be subject to a cap of, and limited to, the amount of the Purchase Price, and no indemnification pursuant to Section 7.1(a)(i) or Section 7.1(a)(iv) for any Losses caused by the breach by the Seller of any representation or warranty under Sections 3.5(a)(ii), 3.5(c)(i), 3.5(e)(i), 3.5(g)(ii) or 3.5(h) or any indemnification pursuant to Section 7.1(a)(iv) shall exceed the amount of the Purchase Price. The Seller Indemnified Persons may not recover from the Purchaser in respect of any claim for indemnification unless and until indemnifiable Losses in respect of indemnification under Section 7.1(b)(i) have been incurred, paid or properly accrued in an aggregate amount greater than the Threshold. Once the Threshold has been exceeded, the Seller Indemnified Persons will be entitled to recover all indemnifiable Losses (i.e., from the first dollar of such Losses) in respect of indemnification under Section 7.1(b)(i) up to a maximum aggregate amount of all Losses not to exceed the amount of the Cap.

(b)	Except in the case of Losses from intentional misrepresentation of a fact constituting common law fraud or Losses in respect of indemnification claims under Section 7.1(a)(ii)-(vi) or for any Losses caused by the inaccuracy in or the breach of any representation or warranty made by the Seller under Sections 3.5(a)(ii), 3.5(c)(i), 3.5(e)(i), 3.5(g)(ii) or 3.5(h), the setoff of the amount of the Loss against the Holdback Amount will be the Purchaser Indemnified Persons’ sole and exclusive remedy after the Closing Date for any Losses in respect of indemnification under Section 7.1(a)(i). The provisions of this Section 7.2 were specifically bargained for by the parties and were taken into account by them in arriving at the consideration provided in Section 1.2 and the terms and conditions of this Agreement and each of the parties hereto in approving this Agreement have specifically relied upon the provisions of this Section 7.2 in agreeing to the consideration provided in Section 1.2 and the terms and conditions of this Agreement.

(c)	The amount of any and all Losses shall be determined net of (i) any amounts recovered or recoverable by an Indemnified Person under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, in each case, net of costs of collection resulting from making any claim thereunder and (ii) any Tax benefits actually realized by the Indemnified Person with respect to such Losses in the year incurred.

(d)	Solely for purposes of the calculation of Losses pursuant to this Article 7 (and not with respect to whether any breach or inaccuracy has occurred), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(e)	If and to the extent the Purchaser shall assert a claim for indemnification against the Seller pursuant to Section 7.1(a)(ii), Section 7.1(a)(iii), Section 7.1(a)(iv), Section 7.1(a)(v) or Section 7.1(a)(vi), the Purchaser shall not be required to first seek indemnification pursuant to Section 7.1(a)(i) in respect of any breach of a representation or warranty arising from such matter.

(f)	This Article 7 applies only after the Closing Date and nothing in this Article will limit the liability of the Seller or the Purchaser if the Transactions are not consummated.

(g)	Neither the Purchaser Indemnified Persons nor the Seller Indemnified Persons shall be entitled to recover any diminution in value, punitive, exemplary, treble, lost profits, indirect, consequential or other special damages (collectively, “Special Damages”) pursuant to this Article 7, unless such Special Damages are required to be paid to any Person who is not a party to this Agreement in connection with the final judicial resolution of a Third Party Claim.

7.3	Claim Period. The period during which claims for indemnification pursuant to Section 7.1(a)(i), Section 7.1(a)(iii) and Section 7.1(b)(i) may be initiated (the “Claim Period”) will commence at the Closing Date and terminate at the one year anniversary of the Closing Date; provided, however, that the expiration of the Claim Period shall not limit any claims for indemnification by a Purchaser Indemnified Person for any Losses caused by the inaccuracy or the breach of any representation or warranty made by the Seller under Sections 3.5(a)(ii), 3.5(c)(i), 3.5(e)(i), 3.5(g)(ii) or 3.5(h), all of which shall survive until thirty days after the expiration of the applicable statutes of limitations. Any claim for indemnification pursuant to Section 7.1(a)(i), Section 7.1(a)(iii) or Section 7.1(b)(i) asserted in good faith and in accordance with this Article 7 prior to the expiration of the Claim Period shall not thereafter be banned by the expiration of the Claim Period and such claims shall survive until finally resolved in accordance with this Article 7.

7.4	Claims.

(a)	Upon receipt by the party obligated to provide indemnification (the “Indemnifying Person”) on or before the last day of the Claim Period of a certificate signed by any officer of the Indemnified Person (an “Officer’s Certificate”) (a) stating that an Indemnified Person has incurred, paid or properly accrued, or reasonably anticipates that it may incur, pay or properly accrue, Losses; (b) stating the amount of such Losses (which, in the case of Losses not yet incurred, paid or properly accrued, may be the maximum amount in good faith reasonably anticipated to be incurred, paid or properly accrued); and (c) specifying in reasonable detail (based upon the information then possessed by such Indemnified Person) the individual items of such Losses included therein and the nature of the claim to which such Losses relate, subject to Sections 7.2, 7.3, 7.5 and 7.6, the Indemnified Person will be entitled to indemnification hereunder.

(b)	After the expiration of the Claim Period, the Indemnified Person shall deliver the Officer’s Certificate to the Indemnifying Person relating solely to claims not limited by Section 7.2 or Section 7.3.

7.5	Objections to Claims. After the delivery of any Officer’s Certificate to the Indemnifying Person pursuant to Section 7.4, the Indemnifying Person shall have a period of thirty days after receipt of that Officer’s Certificate to object in a written statement to any claim made in the Officer’s Certificate. Such statement must be received by the Indemnified Person before the expiration of such thirty-day period to be effective. After the expiration of such thirty-day period, if the Purchaser is the Indemnified Person, the Purchaser shall be permitted to setoff the amount of the Loss set forth in the Officer’s Certificate against the then current balance of the Holdback Amount, but no such setoff may be made if and to the extent the Seller objects in a written statement to any claim made in the Officer’s Certificate; provided, however, that if the Holdback Amount has been paid or the remaining balance of the Holdback Amount is not sufficient to satisfy the full amount of the Loss set forth in the Officer’s Certificate, the Seller shall pay the Loss to the Purchaser within five Business Days (other than any Losses for any claim limited by Section 7.2). After the expiration of such thirty-day period, if the Seller is the Indemnified Person and the Purchaser shall have failed to object in a written statement to any claim made in the Officer’s Certificate, the Purchaser shall pay the Loss to the Seller within five Business Days (other than any Losses for any claims limited by Section 7.2).

7.6	Resolution of Objections to Claims.

(a)	If the Indemnifying Person objects per Section 7.5 to any claim, the Indemnifying Person and the Indemnified Person will attempt in good faith during the period of thirty days thereafter to agree upon the rights of the respective parties with respect to each disputed claim.

(i) If an agreement is reached with respect to claims pursuant to Section 7.1(a): (A) the Purchaser shall setoff the agreed upon amount of the Loss from the indemnification claim against the then current balance of the Holdback Amount; or (B) if the Holdback Amount has been paid or the remaining balance of the Holdback Amount is not sufficient to satisfy the full agreed upon amount of the Loss for the indemnification claim (other than any claim limited by Section 7.2), then the Seller shall pay the agreed upon amount of the Loss from the indemnification claim (or any balance thereof) to the Purchaser within five Business Days of the agreement.

(ii) If an agreement is reached with respect to claims pursuant to Section 7.1(b), then the Purchaser shall pay the agreed upon amount of the Loss from the indemnification claim (other than any claim limited by Section 7.2) to the Seller within five Business Days of the agreement.

(b)	If no such agreement can be reached after good faith negotiation, a senior representative of the Seller and a senior representative of the Purchaser will meet within ten days of the expiration of such thirty-day period and negotiate in good faith for one full day with an impartial mediator in New York, New York.

(i) If an agreement is reached through mediation with respect to claims pursuant to Section 7.1(a): (A) the Purchaser shall setoff the agreed amount of the Loss from the indemnification claim against the then current balance of the Holdback Amount; or (B) if the Holdback Amount has been paid or the remaining balance of the Holdback Amount is not sufficient to satisfy the full agreed upon amount of the Loss for the indemnification claim (other than any claim limited by Section 7.2), then the Seller shall pay the agreed upon amount of the Loss from the indemnification claim (or any balance thereof) to the Purchaser within five Business Days of the mediated agreement.

(ii) If an agreement is reached through mediation with respect to claims pursuant to Section 7.1(b), then Purchaser shall pay the agreed upon amount of the Loss from the indemnification claim (other than any claim limited by Section 7.2) to the Seller within five Business Days of the mediated agreement.

(c)	If no agreement can be reached after good faith mediation, Section 8.4 will be followed. With respect to claims pursuant to Section 7.1(a), the Purchaser will be entitled to rely on a final non-appealable decision of the court, and setoff all Losses against the Holdback Amount to the extent of any remaining balance thereof in accordance therewith or, if the Holdback Amount has been paid or the remaining balance of the Holdback Amount is not sufficient to satisfy the full amount of the Losses, pursue all available remedies against the Seller (other than any claim limited by Section 7.2).

7.7	Third-Party Claims.

(a)

If any Indemnified Person receives notice of the assertion or commencement of any claim made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Person with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Person. The Indemnifying Person shall have the right to participate in, or by giving written notice to the Indemnified Person, to assume the defense of any Third Party Claim at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel, and the Indemnified Person shall cooperate in good faith in such defense; provided, that if the Indemnifying Person is the Seller, such Indemnifying Person shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a licensee of the Unwired Planet Companies, or (y) seeks an injunction or other equitable relief against the Indemnified Person. If the Indemnifying Person assumes the defense of any Third Party Claim, subject to Section 7.7(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Person. The Indemnified Person shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Person’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Person, provided that if in the reasonable opinion of counsel to the Indemnified Person, (A) there are legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (B) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of counsel to the Indemnified Person in each jurisdiction for which the Indemnified Person determines counsel is required. If the Indemnifying Person elects not to compromise or defend such Third Party Claim or fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, the Indemnified Person may, subject to Section 7.7(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Seller and the Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of the Non-Disclosure Agreement) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)

Notwithstanding any other provision of this Agreement, the Indemnifying Person shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Person, except as provided in this Section 7.7(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Person and provides, in customary form, for the unconditional release of each Indemnified Person from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Indemnified Person. If the Indemnified Person fails to consent to such firm offer within 10 days after its receipt of such notice, the Indemnified Person may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Person as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Person fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Person may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the

Indemnified Person has assumed the defense pursuant to Section 7.7(a), it shall not agree to any settlement without the written consent of the Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed).

7.8	Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.	MISCELLANEOUS.

8.1	Survival. The representations and warranties in this Agreement will survive the Closing for a period of one year; provided, however, that the representations and warranties set forth in Sections 3.5(a)(ii), 3.5(c)(i), 3.5(e)(i), 3.5(g)(ii) or 3.5(h) shall survive until thirty days after the expiration of all applicable statutes of limitations. The covenants in this Agreement shall survive the Closing until their latest date for performance.

8.2	Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Transactions are consummated.

8.3	Choice of Law. This Agreement and the Transactions will be governed by the Laws of the State of Delaware that are applicable to contracts made in and performed solely in Delaware.

8.4	Enforcement.

(a)	Any dispute arising under, related to or otherwise involving this Agreement or the Transactions will be litigated in the Court of Chancery of the State of Delaware. The parties agree to submit to the jurisdiction of the Court of Chancery of the State of Delaware and waive trial by jury. The parties do not consent to mediate any disputes before the Court of Chancery.

(b)	Notwithstanding the foregoing, if there is a determination that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over any dispute arising under this Agreement, the parties agree that: (i) such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Superior Court of Delaware of and for the County of New Castle; (ii) if the Superior Court of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware of and for the County of Newcastle; and (iii) if the Complex Commercial Litigation Division of the Superior Court of the State of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the United States District Court for the State of Delaware.

(c)	Each of the parties irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware courts in connection with any dispute arising under this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for relief from the Delaware courts or any other court or governmental body and (iii) agrees that it will not bring any action arising under this Agreement in any court other than the Delaware courts. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF OR THE TRANSACTIONS.

(d)	Process may be served in the manner specified in Section 8.5, such service will deemed effective on the date of such notice, and each party irrevocably waives any defenses or objections it may have to service in such manner.

(e)	The parties irrevocably stipulate that irreparable damage would occur if any of the provisions of this Agreement were not performed per their specific terms. Accordingly, each party will be entitled to specific performance of the terms hereof in addition to any other remedy to which it is entitled at law or in equity.

(f)	The court shall award attorneys’ fees and expenses and costs to the substantially prevailing party in any action (including appeals) for the enforcement or interpretation of this Agreement. If there are cross claims in such action (including appeals), the court will determine which party is the substantially prevailing party as to the action as a whole and award fees, expenses and costs to such party.

(g)	Notwithstanding anything else to the contrary set forth herein, no party shall be liable for any punitive, special, consequential, incidental, indirect, exemplary or remote Losses based thereon, including regarding the loss of future revenue, income, profits, diminution of value or loss of business reputation or opportunity, and no party will be obligated to any other Person for any Loss determined as a multiple of income, increase factor, premium or revenue. No breach of any representation, warranty or covenant contained herein or in any certificate delivered pursuant to this Agreement shall give rise to any right on the part of any party, after the consummation of the Transactions, to rescind this Agreement or any of the Transactions.

8.5	Notices. All notices and other communications hereunder will be in writing in the English language and will be deemed given when delivered personally or by an internationally recognized courier service, such as DHL, to the parties at the following addresses (or at such other address for a party as may be specified by like notice):

(a)	If to the Purchaser:	Optis UP Holdings, LLC
7160 Dallas Parkway, Suite 250
Plano, Texas 75024
Attention: Chief Executive Officer

	with a copy (which shall not constitute notice) to:	Lidji Dorey & Hooper
500 N. Akard St., Suite 3500
Dallas, Texas 75201
Attention: Brian M. Lidji

(b)	If to the Seller:	Unwired Planet, Inc.
20 First Street, First Floor
Los Altos, California 94022
Attention: General Counsel

	with a copy (which shall not constitute notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Attention: Michael J. Mies

8.6	No Third Party Beneficiaries. Except as provided in Section 7, this Agreement is solely for the benefit of the parties. Except as provided in Section 7, no other Person will be entitled to rely on this Agreement or to anticipate the benefits of this Agreement as a third party beneficiary hereof.

8.7	Assignment. The Purchaser may assign its rights hereunder to an Affiliate. Such assignment shall not relieve the Purchaser from any obligations hereunder. Except as provided in this Section 8.7, no party may assign, delegate or otherwise transfer this Agreement or any rights or obligations under this Agreement in whole or in part (whether by operation of Law or otherwise), without the prior written content of the other party. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any assignment in violation of this Section 8.7 will be null and void.

8.8	No Waiver. No failure or delay in the exercise or assertion of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, or create an estoppel with respect to any breach of any representation, warranty or covenant herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.9	Severability. Any term or provision hereof that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares any term or provision hereof invalid, void or unenforceable, the court or other authority making such determination will have the power to and will, subject to the discretion of such body, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

8.10	Amendment. Subject to applicable Law, the parties may (a) extend the time for the performance of obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party herein, (c) waive compliance by the other party with any of the agreements or conditions herein or (d) amend, modify or supplement this Agreement. Any agreement on the part of a party to any such extension, waiver, amendment, modification or supplement will be valid only if in an instrument in writing signed by an authorized representative of such party.

8.11	Entire Agreement. This Agreement and the Non-Disclosure Agreement contain the entire agreement of the parties and supersedes all prior and contemporaneous agreements, negotiations, arrangements, representations and understandings, written, oral or otherwise, between the parties with respect to the subject matter hereof.

8.12	Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by electronic copy or otherwise), each of which will be considered one and the same agreement and will become effective when two or more counterparts have been signed by each of the parties and delivered to the other party. Each party need not sign the same counterpart.

8.13

Construction and Interpretation. When a reference is made in this Agreement to a section or article, such reference will be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation”. The words

“hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article and section references are references to the articles and sections of this Agreement, unless otherwise specified. The plural of any defined term will have a meaning correlative to such defined term and words denoting any gender will include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning. A reference to any legislation or to any provision of any legislation will include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement will be used in the interpretation or construction of this Agreement. The parties intend that each provision of this Agreement will be given full separate and independent effect. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as expressly provided herein, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). Headings are used for convenience only and will not in any way affect the construction or interpretation of this Agreement.

8.14	Definitions. For purposes of this Agreement, the following terms have the following definitions:

(a)	“Alternative Proposal” means any proposal or offer from, or indication of interest in making a proposal or offer by, any Person or group of Persons relating to any of the following, whether directly or indirectly or in one transaction or a series of transactions, (i) the purchase or other acquisition of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of thirty-three and one-third percent or more of the Seller’s outstanding shares of common stock (by tender offer, exchange offer or otherwise), (ii) the purchase or other acquisition of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of all of the capital stock, membership interests or other equity securities, as the case may be, of any of the Unwired Planet Companies or (iii) the purchase or other acquisition of ten percent or more of the Patents owned by the Unwired Planet Companies.

(b)	“Affiliate” means, with respect to any Person, (i) any other Person which directly or indirectly controls, is controlled by, or is under common control with such first Person, and (ii) any Person who is a director, officer, partner or principal of such first Person or of any Person which directly or indirectly controls, is controlled by, or is under common control with such first Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise.

(c)	“Assignment and Contribution Agreement” means that certain Assignment and Contribution Agreement, dated February 13, 2013, by and among the Seller, Sub 2 and UPLLC.

(d)

“Benefit Plan” means any pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not Tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by any of the Unwired Planet Companies for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of any of the Unwired Planet Companies or any spouse or dependent of such individual, or under which any Unwired Planet Company or any of its ERISA Affiliates has or may have any liability, or with respect to which the Purchaser or any of its Affiliates would reasonably be expected to have any liability, contingent or otherwise.

(e)	“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to be closed.

(f)	“Contracts” means all contracts, commitments, leases, purchase orders or other agreements, whether written or oral, and all rights associated therewith.

(g)	“Consent” means any consent, approval, waiver, notice or termination of a period following notice.

(h)	“ERISA” means the Employee Retirement Income Security Act of 1974.

(i)	“EIP Amendment” means that certain letter agreement, dated March 31, 2016, by and among the Seller, Unwired Planet Ireland and EIP Europe LLP.

(j)	“EIP Amount” means all amounts that become payable by any Unwired Planet Company on or after the date hereof (including after the Closing) under Sections 9 and 10 of the EIP Engagement Letter or Section 2 or 3 of the EIP Amendment. For the avoidance of doubt, the EIP Amount does not include the $2,800,000 payment made pursuant to Section 1 of the EIP Amendment on or about April 1, 2016.

(k)	“EIP Engagement Letter” means that certain Engagement Letter, dated February 28, 2014, by and among the Seller, Unwired Planet Ireland and EIP Europe LLP, as amended by the EIP Amendment.

(l)	“Engagement Arrangement Obligations” means (a) all obligations of any Unwired Planet Company under either (i) Sections 9 and 10 of the EIP Engagement Letter or Section 2 or 3 of the EIP Amendment (in each case, solely to the extent not included in the calculation of the Purchase Price), (ii) the McKool Smith Engagement Arrangements; (b) all obligations of any Unwired Planet Company arising post-Closing under the Kenneth H. Bridges Engagement Letters; and (c) all obligations of any Unwired Planet Company that are paid or become payable after the date hereof but prior to the Closing Date under the Noah D. Mesel Offer Letter, except to the extent permitted under Section 4.1(z) of the Seller Disclosure Letter, and all obligations of any Unwired Planet Company arising post-Closing under the Noah D. Mesel Offer Letter.

(m)	“Exchange Act” means the Securities Exchange Act of 1934.

(n)	“Excluded Matters” means each of the matters set forth on Section 8.14(m) of the Seller Disclosure Letter.

(o)	“GAAP” means accounting principles generally accepted in the United States as in effect from time to time, including the interpretation or application thereof by the SEC.

(p)

“Governmental Authority” means any supranational, international, federal, state, local, municipal, provincial, territorial, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasigovernmental powers)

or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

(q)	“Independent Accountant” means the office of an impartial nationally recognized firm of independent certified public accountants that the Purchaser and the Seller shall appoint by mutual agreement other than any accountants that are engaged by the Seller, the Purchaser or any Unwired Planet Company or any of their respective Affiliates at the time of any such appointment.

(r)	“Intellectual Property” means Patents, trademarks, copyrights and mask works.

(s)	“Kenneth H. Bridges Engagement Letters” means that certain Engagement Letter Agreement, dated August 14, 2015, with Kenneth H. Bridges, as amended on January 6, 2016.

(t)	“Law” means any statute, law, ordinance, regulation, rule, code, Order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

(u)	“Leases” means those certain Lease Agreements set forth on Schedule A to the Assignment and Contribution Agreement.

(v)	“Legal Actions” means all legal actions, suits, litigations, claims, demands, charges, complaints, investigations, audits, examinations, grievances, arbitrations, indictments, grand jury subpoenas, Proceedings, and any other legal, administrative or similar proceedings initiated or threatened in writing by any Person.

(w)	“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, covenant not to sue, obligation to share revenues from licensing or sale, limitation on transfer (other than such a limitation arising under federal, state or foreign securities Laws) or limitation on licensing in respect of such property or asset. A Person shall be deemed to own subject to a lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

(x)	“Losses” means all demands, claims, suits, actions or causes of action, assessments, losses, damages, deficiencies, costs, expenses, liabilities, judgments, interest, awards, fines, sanctions, royalties, penalties, charges and amounts paid in settlement, including reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of such Person and the costs of enforcing any right to indemnification and pursuing insurance providers, but specifically excluding (i) any costs incurred by or allocated to an Indemnified Person with respect to time spent by employees of the Indemnified Person or any of its Affiliates or (ii) Special Damages (except in the case of fraud and in each case to the extent assessed in connection with a Third Party Claim with respect to which the Person against which such damages are assessed is entitled to indemnification hereunder).

(y)	“Master Sale Agreement” means that certain Master Sale Agreement, dated as of January 10, 2013, as amended, by and among LME, E Sub, the Seller and the Unwired Planet Companies.

(z)

“Material Adverse Effect” means any event, circumstance, change, occurrence, development or effect that is, or would reasonably expected to become, individually or in the aggregate, a material adverse change in, or material adverse effect on, (i) the business, results of operations, financial condition or assets of the Unwired Planet Companies, taken as a whole, or (ii) the ability of the Seller to consummate the Transactions before the Termination Date; provided, however, that for purposes of clause (i) a “Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect resulting from or arising in connection with (A) conditions generally affecting the industries and markets in which the Unwired Planet Companies operate, (B) general economic, political or financial market conditions, (C) the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the Transactions, (D) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events, (E) changes after the date of this agreement in GAAP, in the interpretation of GAAP, or in the accounting rules and regulations of the SEC, (F) any other action taken at the written request of the Purchaser, (G) any action brought or threatened by stockholders of the Seller asserting allegations of breach of fiduciary duty relating to the Transactions or violations of securities laws in connection with disclosure documents related to the Transactions or other filings with the SEC, (H) any changes after the date of this Agreement in Law or interpretation or judicial interpretation, (I) any adverse occurrence in patent infringement actions or inter parties review proceedings against patents of the Unwired Planet Companies or (J) any decrease or decline in the market price or trading volume of the Seller’s common stock or any failure by the Seller or the Unwired Planet Companies to meet any projections, forecasts, revenue or earnings predictions of the Seller or of any securities analysts; provided further, however, that any event, change and effect referred to in clauses (A), (B), (D), (E) and (H) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Unwired Planet Companies, taken as a whole, compared to other participants in the industries in which the Unwired Planet Companies conduct their business.

(aa)	“Material Contract” means any of the following:

(i)	distributor, sales, advertising, agency, manufacturer’s representative, joint or exclusive marketing or joint development or joint venture Contract, that cannot be terminated by the applicable Unwired Planet Company or its applicable Subsidiary without penalty or future obligation within thirty days;

(ii)	Contract for the purchase of materials, supplies, equipment or services reasonably expected to involve obligations of more than $100,000 over the life of the Contract;

(iii)	Contract under which an Unwired Planet Company has generated or expects to generate more than five percent of its revenues during any fiscal year;

(iv)	severance Contracts, employment Contracts and Contracts with any independent contractor;

(v)	Contract that expires (or may be renewed at the option of any Person (other than a Unwired Planet Company)) more than one year after the date of this Agreement;

(vi)	other than commercially available shrink wrap licenses, any license or other Contract providing rights to, or based upon, any Intellectual Property rights;

(vii)	Tax sharing or Tax allocation agreement;

(viii)	agreement of guarantee, indemnification or similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(ix)	Contract relating to the disposition or acquisition of material assets or any interest in any business enterprise outside the ordinary course of business;

(x)	Contract providing for revenue sharing or other participation in future earnings;

(xi)	Contract that would be required to be filed as a material contract of the applicable party under Item 601(b)(10) of Regulation S-K of the SEC;

(xii)	Contract that is or creates a partnership or joint venture with any other Person that is material to the Unwired Planet Companies, taken as a whole, or that relates to the formation, operation, management or control of any such partnership or joint venture;

(xiii)	Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement;

(xiv)	Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for an Unwired Planet Company;

(xv)	Contract that contains a right of first refusal, first offer or first negotiation or a call or put right with respect to any asset that is material to the Unwired Planet Companies, taken as a whole;

(xvi)	Contract that is between an Unwired Planet Company, on the one hand, and any other Unwired Planet Company, or any directors or officers, stockholders or members who own five percent or more of an Unwired Planet Company’s or the Seller’s equity securities, on the other hand;

(xvii)	Contract that would impose a Lien upon any asset of the Purchaser or its Affiliates (other than an Unwired Planet Company) following the Closing;

(xviii)	Contract that is a settlement, conciliation or similar agreement with any Governmental Authority which materially (A) restricts or imposes material obligations upon an Unwired Planet Company or (B) materially disrupts the business of an Unwired Planet Company as currently conducted;

(xix)	Contract that is an exclusive license;

(xx)	Contract that limits or purports to limit the ability of any of the Unwired Planet Companies to compete in any line of business or with any Person or in any geographic area or during any period of time;

(xxi)	Contract to lease any real or personal property;

(xxii)	Contract pursuant to which any Unwired Planet Company granted a power of attorney to another Person;

(xxiii)	Contract between the Seller and any Unwired Planet Company; or

(xxiv)	Contract under which the Unwired Planet Companies receive any payments, fees, revenues or other amounts or consideration of any kind, including under Patent licenses, covenants not to assert, releases from past infringement, technology licenses and Patent sales, transfers, assignments, settlements, arbitrations, litigations, other enforcement actions or any other activities of the Unwired Planet Companies.

(bb)	“McKool Smith Engagement Arrangements” means that certain (a) Retention Agreement, dated January 1, 2013, as amended on March 5, 2015, by and between Seller and McKool Smith, P.C. and (b) Settlement Agreement, dated January 29, 2016, by and between Seller and McKool Smith, P.C.

(cc)	“Microsoft Amount” means any amount received by the Seller in cash in settlement of or in satisfaction of a judgment in the case captioned Unwired Planet, Inc. v. Microsoft Corporation, Civ Action NO. 14-967-SLR, in the United States District Court for the State of Delaware, less (i) any amounts paid or payable to LME arising from or pursuant to the Master Sale Agreement and (ii) all legal fees, costs, sanctions, Taxes or other expenses arising from or relating to the foregoing case. If the foregoing amount is negative, the Microsoft Amount shall be deemed to be zero.

(dd)	“Noah D. Mesel Offer Letter” means that certain offer letter, dated July 28, 2015, by and between the Seller and Noah D. Mesel.

(ee)	“Non-Disclosure Agreement” means that certain Mutual Non-Disclosure Agreement, dated 17 September 2015, by and between the Seller and the Purchaser.

(ff)	“Order” means any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

(gg)	“Patents” means all national (of any country of origin) and multinational patents, patent applications and provisional patent applications (including utility, models and design patents and patent applications and certificates of invention), and all reissues, divisions, continuations, continuations-in-part, continuing patent applications, extensions and reexaminations thereof, and all rights therein provided by multinational treaties or conventions.

(hh)	“Permits” means licenses, permits, qualifications, accreditations, approvals and authorizations of any Governmental Authority.

(ii)	“Person” means any individual, corporation, company, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, Governmental Authority, or other entity.

(jj)	“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

(kk)	“Pre-Closing Taxes” means Taxes of the Unwired Planet Companies for any Pre-Closing Tax Period.

(ll)	“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

(mm)	“Representative” with respect to any Person, means such Person’s directors, managers, officers, employees, agents, advisors, counsel, investment bankers, accountants, financing sources and other authorized representatives.

(nn)	“Straddle Period” means a taxable period that begins on or before and ends after the Closing Date.

(oo)	“Subsidiary” means, with respect to any specified Person, any entity of which the specified Person (either alone or through or together with any other subsidiary of such specified Person) directly or indirectly (i) owns, more than fifty percent of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such entity or (ii) controls the management of such entity.

(pp)	“Superior Proposal” is a bona fide Alternative Proposal but substituting fifty percent for thirty-three and one-third percent in clause (i) of such definition made by a third party that the Seller’s board of directors determines after consulting with its legal and financial advisors, (i) is reasonably likely to be consummated in accordance with its terms (taking into account all financial and regulatory aspects of such proposal and the Person making such proposal (including the expected timing and likelihood of consummation, taking into account any governmental approval requirements)), (ii) if consummated, would result in a transaction more favorable to the Seller and its stockholders from a financial point of view than the Transaction (including any revisions of the terms herein made or offered by the Purchaser) and (iii) (A) complies with or has received Ericsson’s consent in Section 6.2 of the Master Sale Agreement or (B) is intended to be subject to Ericsson’s right of first refusal in Section 6.12 of the Master Sale Agreement.

(qq)	“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Authority or jurisdiction (foreign or domestic) with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Tax, and any amendments or attachments to any of the foregoing.

(rr)	“Tax” means any and all taxes, charges, fees, levies, customs, duties or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other Governmental Authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

The parties have duly executed and delivered this Agreement as of the date first written above.

OPTIS UP HOLDINGS, LLC		UNWIRED PLANET, INC.

By:	/s/ Leslie D. Ware	By:	/s/ Boris Teksler
Name:	Leslie D. Ware	Name:	Boris Teksler
Title:	Chief Executive Officer	Title:	Chief Executive Officer